David G. Nord
Senior Vice President and
Chief Financial Officer
Hubbell Incorporated
584 Derby Milford Road
P.O. Box 549
Orange, CT 06477-0589
203-799-4307  Phone
203-799-4394  Fax
June 14, 2006
Mr. Jay Webb
Reviewing Accountant
U. S. Securities & Exchange Commission
Division of Corporation Finance
100 F St. NE
Washington, DC 20549
Mail Stop 6010

RE:	Hubbell Incorporated Form 10-K for the Year Ended December 31, 2005 (File No. 1-2958)

Dear Mr. Webb:
           This letter sets forth below the response of Hubbell Incorporated (the “Company” or “we”) to the Staff’s comments included in your letter dated June 2, 2006 which resulted from your review of the above referenced filing of the Company.
           As you requested, the Company’s response is presented below using the same captions and numbering sequence as set forth in your letter of June 2, 2006.
Form 10-K
Notes to Consolidated Financial Statements
Note 1 – Significant Accounting Policies
Revenue Recognition, page 50
1.	We note that your electrical and power segments sell through distributors. In future filings, please describe the significant terms of any agreements with distributors including payment methods, return and/or exchange rights, rebates, allowances, price protection features or other credits/discounts provisions. Indicate whether there are any cancellation provisions in distributor or third party customers’ contracts as well as whether any such provisions include repurchase obligations on your part. If applicable, discuss the frequency with which such cancellations occur and include estimates of the dollar amounts of any such repurchases in your future disclosures. Future filings should include more details of your product return policy and history with returns. Please make sure your revised future disclosures demonstrate that your accounting policies for distributor sales comply with SAB 104 and SFAS 48.
The Company appreciates the Staff’s comments on disclosures related to sales to distributors. The Company agrees with the Staff that robust disclosures of sales practices to this category of customer are important. We will enhance future disclosures in this area in Note 1 to describe the significant terms of agreements, returns policies and history with returns. The Company supplementally advises the Staff that payment methods represent industry standard cash payment terms and that we do not offer price protection in distributor agreements or in third party sales, or permit cancellations which result in repurchase obligations.
Please also note that in addition to the disclosure of revenue recognition policies included in Note 1, the Company currently discloses information with respect to revenue recognition, including returns and other terms of agreements, under “Revenue Recognition” and “Customer Credit and Collections”, within Critical Accounting Policies of Management’s Discussion and Analysis of Financial Condition and Results of Operations.
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In connection with the response above, management of Hubbell Incorporated, including the Chief Executive Officer and Chief Financial Officer, hereby acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you require clarification or further information with respect to the above response, please contact me at 203 799-4307.
Sincerely,
/s/ David G. Nord
Senior Vice President and
Chief Financial Officer

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